Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-189284

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated October 9, 2013)

35,725,000 Shares

Antero Resources Corporation

Common Stock

        This Prospectus Supplement No. 1 (this "Prospectus Supplement") supplements and amends the prospectus dated October 9, 2013 (the "Final Prospectus"), relating to the initial public offering of shares of our common stock, including the sale of 37,674,659 shares by us (1,949,659 shares of which were sold pursuant to the exercise in full of the underwriters' option to purchase additional shares of common stock from us) and 3,409,091 shares by the selling stockholder named in the Final Prospectus pursuant to the exercise in full of the underwriters' option to purchase shares of common from the selling stockholder. You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

        On October 24, 2013, Antero Resources Finance Corporation, our wholly owned subsidiary ("Antero Finance"), priced its private placement (the "Notes Offering") of $1.0 billion aggregate principal amount of its 5.375% Senior Notes due 2021 (the "notes") to eligible purchasers pursuant to an offering memorandum (the "Offering Memorandum") dated October 24, 2013. This Prospectus Supplement is being filed to update, amend and supplement the information included in the Final Prospectus with certain information contained and incorporated by reference in the Offering Memorandum. Accordingly, such information is included in this Prospectus Supplement.

        Our common stock trades on the New York Stock Exchange under the symbol "AR".

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 26 of the Final Prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 24, 2013

Recent Developments

  The Offering

        On October 24, 2013, Antero Finance priced its private placement of $1.0 billion aggregate principal amount of its 5.375% Senior Notes due 2021 to eligible purchasers. The notes will be Antero Finance's senior unsecured obligations and will rank equally in right of payment with all of its other senior indebtedness and senior to any future subordinated indebtedness. The notes will initially be fully and unconditionally guaranteed on a senior unsecured basis by us and all of our subsidiaries (other than Antero Finance). The guarantees will rank equally in right of payment with all of the other senior indebtedness of the guarantors. The notes and guarantees will be effectively subordinated to any secured indebtedness, including borrowings and guarantees under our credit facility, to the extent of the value of the collateral securing such indebtedness. In addition, the notes will be structurally subordinated to the liabilities (including trade payables) of any non-guarantor subsidiaries. We expect the net proceeds from the Notes Offering to be approximately $987.1 million, after deducting the initial purchasers' discounts and our estimated expenses. We intend to use $549.6 million of the net proceeds of the Notes Offering to finance the redemption of our outstanding 9.375% senior notes due 2017 (the "2017 notes"). We intend to use the remaining net proceeds to (i) repay in full our 9.0% senior note due 2013, (ii) repay the outstanding borrowings under our credit facility and (iii) fund our drilling and development program. We also intend to use a portion of the net proceeds from our initial public offering to redeem 35% of our outstanding 7.25% senior notes due 2019 (the "2019 notes").

        Neither the Offering Memorandum nor this Prospectus Supplement is an offer to purchase the 2017 notes or the 2019 notes. Further, neither the Offering Memorandum nor this Prospectus Supplement is an offer to sell the notes, and we are not soliciting offers to buy the notes, in any state where the offer or sale is not permitted. The Notes Offering is expected to close on November 5, 2013, subject to customary closing conditions.

  Midstream Update

        Our NGL processing capacity at the Sherwood facility was curtailed from August 2013 to mid-October due to a line break in a MarkWest NGL pipeline caused by a landslide due to abnormal rainfall. MarkWest returned the pipeline to service on October 11, 2013. While our NGLs from that facility were being transported by truck for fractionation and sale, we estimate that our net daily production was reduced by 60 to 80 MMcfe/d as a result of this line break in order to match NGL production to trucking capacity. We do not expect the temporary NGL processing capacity constraints at the Sherwood facility to have a material impact on our results of operations.

  Use of Proceeds

        We intend to use the net proceeds of our initial public offering to temporarily repay borrowings under our credit facility, pending using a portion of such net proceeds to fund the partial redemption of our 2019 notes described above.

  Liquidity

        As of October 21, 2013, we amended our credit facility to decrease the aggregate lender commitments thereunder from $1.75 billion to $1.5 billion. The current $2.0 billion borrowing base under the credit facility was not modified in connection with the amendment. As of June 30, 2013, after giving effect to our initial public offering, the Notes Offering, the application of the net proceeds therefrom and the other transactions described under "Capitalization" below, we expect to have approximately $1.8 billion in total indebtedness and approximately $1.47 billion of available borrowing capacity under our credit facility (after deducting $32 million of outstanding letters of credit).

  Capitalization

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to our initial public offering and the corporate reorganization completed contemporaneously therewith and the application of the net proceeds therefrom, including the use of a portion of the proceeds to fund the redemption of a portion of our outstanding 2019 notes; and

  •
  on an as further adjusted basis for the issuance of the notes offered pursuant to the Notes Offering and the application of estimated net proceeds therefrom as described in "Recent Developments—The Offering."

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical audited and unaudited consolidated financial statements and the accompanying notes included in the Final Prospectus.

	As of June 30, 2013
	Actual	As adjusted(1)	As further adjusted(1)
	(in thousands)
Cash and cash equivalents(2)	$10,867	$478,806	$891,294
Indebtedness:
Senior secured revolving credit facility	960,000	—	—
9.375% senior notes due 2017	525,000	525,000	—
7.25% senior notes due 2019	400,000	260,000	260,000
6.0% senior notes due 2020	525,000	525,000	525,000
5.375% senior notes due 2021	—	—	1,000,000
9.0% senior note due 2013	25,000	25,000	—
Net unamortized premium	8,217	8,217	6,350

Total indebtedness	2,443,217	1,343,217	1,791,350

Equity:
Members' equity	1,460,947	—	—
Common stock, $1.00 par value (actual); $0.01 par value (as adjusted); 1,000,000,000 shares authorized (as adjusted); 262,049,659 shares outstanding (as adjusted)	—	2,620	2,620
Preferred stock; $0.01 par value; 50,000,000 shares authorized (as adjusted); no shares issued and outstanding (as adjusted)	—	—	—
Additional paid in capital(3)	—	3,333,416	3,333,416
Accumulated earnings(3)(4)	295,986	(8,620)	(27,809)

Total equity	1,756,933	3,327,416	3,308,227

Total capitalization	$4,200,150	$4,670,633	$5,099,577

(1)
Upon closing of our initial public offering on October 16, 2013 and the application of the net proceeds therefrom, we had $4.0 million of cash and cash equivalents and $50.0 million of borrowings and $32.0 million of letters of credit outstanding under our credit facility.

(2)
Does not give effect to the payment of approximately $24.6 million of accrued but unpaid interest as of December 1, 2013 on the 2017 notes payable in connection with the proposed redemption of the 2017 notes, which we expect to fund with the net proceeds of the Notes Offering, or the payment of approximately $3.4 million of accrued but unpaid interest as of December 1, 2013 on the 2019 notes payable in connection with the proposed redemption of 35% of the 2019 notes, which we expect to fund with the net proceeds of the initial public offering.

(3)
In connection with the corporate reorganization described in the Final Prospectus, we expect to recognize non-cash stock compensation expense of approximately $297.0 million. In addition, approximately $217.0 million of stock compensation expense will be amortized over the remaining service period. The stock compensation expense recognized in the statement of operations will be offset by a capital contribution from Antero Resources Investment LLC; therefore, the stock compensation charge will have no effect on total equity. The estimated stock compensation charge that we will recognize at the time of the offering is reflected in the as adjusted and as further adjusted amounts.

(4)
Reflects adjustments for after-tax charges of approximately $27.0 million, including the write off of approximately $5.0 million of net unamortized costs associated with the issuance of the 2017 notes and the 2019 notes and redemption premiums of approximately $22.0 million associated with the anticipated redemption of the 2017 notes and the 2019 notes.